08027549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-41965

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbor Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 University Boulevard, Suite B
(No. and Street)

Mobile	AL	36609
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christina Costarides (251) 445-2429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solberger & Smith, LLP
(Name – *if individual, state last, first, middle name*)

273 Azalea Rd, Suite 1-101	Mobile,	AL	36609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/19

OATH OR AFFIRMATION

I, Marc Whitehead, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbor Financial Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CPA

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in cash
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBOR FINANCIAL SERVICES, LLC

Table of Contents

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

INDEPENDENT AUDITORS' REPORT

To The Members
Harbor Financial Services, LLC
Mobile, AL

We have audited the accompanying statement of financial condition of Harbor Financial Services, LLC as of December 31, 2007 and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Financial Services, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solberger & Smith LLP

Certified Public Accountants
February 16, 2008

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$308,133
Commission payments receivable	97,033
Trail income receivable	54,290
Receivables from brokers	24,995
Office equipment (net of accumulated depreciation of $3,628)	13,652
Total assets	$498,103

LIABILITIES AND MEMBER'S CAPITAL

Liabilities	
Accounts payable	$103,030
Unearned revenue	1,900
Total liabilities	104,930
Member's capital	
Marc Whitehead	163,857
Daria Corp.	114,658
Brown Corp.	114,658
Total member's capital	393,173
Total liabilities and member's capital	$498,103

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues	
Broker commission revenue	$7,708,089
Broker commission expense	(7,708,089)
Net broker commission income	0
Other operating revenue	
Broker fee income	704,197
Commissions earned	282,007
FINRA consolidation payment	35,000
Rental income	25,000
Other income	1,327
	1,047,531
Expenses	
Salaries & wages	321,589
Broker/dealer fees & charges	63,104
Insurance	26,929
Office rent	61,369
Postage & delivery	7,224
Bad debt expense	6,968
Office expenses	13,409
Professional fees	12,719
Recruiting expenses	9,581
Utilities	10,519
Telephone	7,985
Travel & entertainment	2,957
Information technology fees	5,792
Printing and reproduction	2,445
Advertising	6,028
Audit expense	4,407
Repairs & maintenance	3,563
Depreciation	2,860
Marketing expenses	1,500
Taxes & licenses	1,455
	572,403
Net income	$475,128

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	MARC WHITEHEAD	BROWN CORP.	DARAI CORP.	TOTALS
Capital balances 1/01/2007	$46,294	$55,876	$55,876	$158,046
Net income during year	237,563	118,782	118,782	475,127
Capital withdrawals during year	(120,000)	(60,000)	(60,000)	(240,000)
Capital balances 12/31/2007	$163,857	$114,658	$114,658	$393,173
Subsequent event:				
Capital withdrawal 2/08/08	(117,000)	(58,500)	(58,500)	(234,000)

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities	
Net income	$475,127
Depreciation expense	2,860
Increase in receivables	(136,004)
Decrease in payables	(31,511)
Increase in unearned revenue	(600)
Net cash provided by operating activities	309,872
Cash flows from investing activities	
Purchase of equipment	(10,778)
Cash flows from financing activities	
Capital withdrawals	(240,000)
Cash increase during period	59,094
Cash at beginning of period	249,039
Cash at end of period	$ 308,133

See accompanying notes and accountants' report.

HARBOR FINANCIAL SERVICES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1: **Nature of business and significant accounting policies**

Nature of Business

Harbor Financial Services, LLC is engaged in business as a broker in municipal securities, government securities, equity trading on a fully disclosed basis, options, mutual funds and underwriting of offerings of corporate securities. The company operates under the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) and is not required to comply with deposit requirements and possession and control requirements as generally required by SEC Rule 15c3-3.

A summary of the Company's significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents include deposits with banks or other financial institutions as well as debt instruments with original maturities of three months or less, and other highly liquid investments which are readily convertible into cash. Cash equivalents are stated at cost which approximates value.

Securities transactions

Securities transactions and related commission income and expense are recorded on a trade-date basis.

Income taxes

The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions, the Company does not pay taxes on its taxable income and is not allowed a net operating loss carryover or carryback as a deduction. Instead, the member's include the Company's taxable income or loss on their income tax return.

NOTE 2: **Cash and securities segregated under federal regulation**

The Company claims exemption from this requirement under SEC Rule 15C3-3 (k) (2) (ii).

NOTE 3: **Liabilities subordinated to claims of general creditors**

None

NOTE 4: **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's net capital rule which requires the company to maintain $50,000 net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. On December 31, 2007, the Company had net capital of $299,672 which was $249,672 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .35 to 1.

NOTE 5: **Related party transactions**

During 2007 the Company subleased its broker license from its former managing member. Payments made by the Company in 2007 on leases executed personally by the Company's former managing member totaled $12,000. In negotiating the resignation of its former managing member and the admittance of new members, the Company agreed to continue the required payments on these operating leases.

NOTE 6: **Client activities**

In the normal course of business, the Company's client activities include the placing of various client securities and commodities orders with various clearing firms. This activity may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contractual obligations to the clearing firm.

NOTE 7: **Concentrations of credit risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations and individual investors. The Company's exposure to credit risk associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities and commodities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company.

HARBOR FINANCIAL SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Member's capital	$ 393,173
Less non-allowable assets	
Trail income receivables	(54,290)
Receivables from brokers	(24,995)
Office equipment	(13,652)
Net capital before haircuts on security positions	**300,236**
Haircuts on securities	
Money market account	(564)
Net capital	299,672
Required net capital	(50,000)
Excess net capital	$ 249,672
Aggregate indebtedness	$104,930
Ratio: Aggregate indebtedness to net capital .35 to 1	

The net capital as computed above was not materially different from the Company's computation on Part I of Form X-17A-5 as of December 31, 2007.

SOLBERGER & SMITH, L.L.P.
Certified Public Accountants

JACK SOLBERGER, CPA, MBA
DONNA BAIN SMITH, CPA, MBA

273 AZALEA ROAD, SUITE 1-101, MOBILE, AL 36609
TEL: 251/342-3848, FAX: 251/343-5697
EMAIL: taxtime@bellsouth.net

February 16, 2008

To The Members
Harbor Financial Services, LLC.
Mobile, Alabama

In planning and performing our audit of the financial statements of Harbor Financial Services, LLC for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the

normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

Salberg & Smith, LLP

Certified Public Accountants

END